Norton Rose Fulbright US LLP
1301 Sixth Avenue
New York, NY 10019 United States
Direct line +1 (212) 318-3168
Rajiv.Khanna@nortonrosefulbright.com
nortonrosefulbright.com

May 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention:	Eranga Dias

Erin Purnell

Re:	SRIVARU Holding Ltd

Draft Registration Statement on Form F-4

Submitted April 14, 2023

CIK No. 0001973368

Dear Mr. Dias and Ms. Purnell:

On behalf of SRIVARU Holding Ltd (“SVH”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrant’s above-referenced Draft Registration Statement on Form F-4 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 11, 2023 (the “Comment Letter”), and certain other updated information. Because many of the items in the Comment Letter pertain to information regarding Mobiv Acquisition Corp (“MOBV”), we have included MOBV’s responses in-line below. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

Draft Registration Statement on Form F-4 Submitted April 14, 2023

Additional Information, page v

1.	Please revise your disclosure to include a telephone number security holders can use to make their oral request for additional information. In addition, we note that security holders must request this information no later than five business days before the date investors must make their investment decision. Please specify the date by which security holders must request this information.

Response: MOBV has updated page iv of Amendment No. 1 to include the requested telephone number and a placeholder for the specified date, which will be included in a later amendment to the Registration Statement.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 2

Summary of the Material Terms of the Business Combination, page 11

2.	Please revise this section to provide disclosure as to each section of Item 4 of Form F-4. See Item 4 sections (a)(1)-(7), (b), and (c).

Response: To avoid duplication of summary information, SVH has removed the brief summary formerly starting on page 11 of Amendment No. 1 and believes that the updated summary starting on page 23 of Amendment No. 1 is fully responsive to Sections (a)(1)-(7), (b), and (c) of Item 4 of Form F-4.

May MOBV or MOBV’s Sponsor, directors, officers or advisors, or their affiliates, purchase shares in connection with the Transactions, page 22

3.	We note your disclosure that MOBV’s Sponsor, directors, officers, advisors or their affiliates “may privately negotiate transactions to purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation.” Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: The Company has revised disclosures on pages 20, 78, 120 and 142 to clarify that any such purchases, if any, would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act.

Summary of the Proxy Statement/Prospectus, page 23

4.	We note that you have listed SVM as a party to the business combination on p. 23. However, we do not see SVM listed as a party in the Business Combination Agreement attached to this registration statement as Annex A. Please advise and describe any relevant agreements between SVM and SVH. In addition, please revise to state, if true, that SVH is a holding company with no operations of its own.

Response: SVH has removed SVM as a party to the business combination and there are no relevant agreements between SVH and SVM. SVH has added a statement that SVH is a holding company with no operations of its own.

5.	We note that proxies may be solicited by mail, telephone, e-mail, or other electronic correspondence. Please revise your disclosure in this section to include all the disclosures required under Item 18 paragraphs (a)(1)-(7) of Form F-4.

Response: SVH has revised the disclosure in the summary section to more clearly cover all of the disclosures required under Item 18 paragraphs (a)(1)-(7) of Form F-4.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 3

The MOBV Special Meeting, page 26

6.	Please revise your disclosure to include the voting procedures information required pursuant to Item 21 of Schedule 14A.

Response: The Company has revised disclosures on page 25 to address the Staff’s comment.

Interests of MOBV’s Directors and Officers in the Business Combination, page 27

7.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company has revised disclosures on pages 26, 68 and 118-119 to address the Staff’s comment.

8.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company has revised disclosures on pages 26, 68 and 118-119 to address the Staff’s comment.

The Business Combination Agreement provides for the indemnification of..., page 27

9.	Please revise to provide disclosure of Commission’s position on indemnification for Securities Act liabilities in the prospectus instead of in Part II. See Item 510 of Regulation S-K and Item 9 of Form F-4.

Response: SVH has updated Amendment No. 1 to provide disclosure of Commission’s position on indemnification for Securities Act liabilities in the prospectus.

Redemption Rights, page 28

10.	Please revise this section to provide a cross-reference to page 32 of your registration statement containing the tables that illustrate the potential impact of redemptions on the per share value of the shares owned by non-redeeming MOBV shareholders.

Response: The Company has revised disclosures on page 27 to address the Staff’s comment.

11.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company informs the Staff that the Sponsor and EF Hutton, division of Benchmark Investments, LLC, who is the representatives of the underwriters in the Company’s initial public offering, who both waived their respective redemption rights with respect to their founder shares and public shares in connection with the Company’s initial public offering were not provided any consideration in exchange for such waiver. Revised disclosure containing this information is provided in Amendment No. 1 on page 27.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 4

Voting Power, Implied Ownership and Implied Share Values of SVH Upon Consummation of the Business Combination, page 29

12.	We note your disclosures in this section that are based on the assumption that “the dilutive interests have been fully exercised.” Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also add a corresponding risk factor to the Risk Factors section.

Response: The Company respectfully informs the Staff that disclosures beginning on page 29 disclose all possible sources and the extent of dilution that stockholders may experience if they do not redeem their shares in connection with the business combination. The Company has revised disclosures on page 68 to revise the corresponding risk factor and address the Staff’s comment.

13.	Please revise your disclosure to clearly state whether redeeming shareholders will be able to retain their warrants. If they can, disclose whether shareholders can evaluate the value of those warrants, and quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company has revised disclosures on page 27 to address the Staff’s comment.

SVH’s Selected Historical Financial Information, page 36

14.	Please revise to ensure amounts presented are consistent with those in your audited financial statements. For example, for the balance sheet data on page 36 you disclose that all amounts are in USD in thousands, implying that total assets at March 31, 2022 is $1.1 billion. Please revise accordingly.

Response: SVH and its auditors have reviewed the historical financial information and updated Amendment No. 1 so that all the amounts mentioned in the financial statements are in USD in the updated audited financial statements for the year ended March 31, 2023.

Risk Factors, page 39

15.	Please revise this section to add a risk factor to prominently highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company has revised disclosures on page 81 to address the Staff’s comment.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 5

16.	Please revise this section to add a risk factor to specifically address the risks associated with competing in the EV market, considering the market trend showing that most major automotive manufacturers are entering or attempting to enter the EV market.

Response: SVH is focused on the two-wheeled vehicle (TWV) market, specifically the electric two-wheeled (E2W) vehicle market and does not believe it is competing in the overall EV automobile market. There is a risk factor addressing competition in the TWV vehicle market on page 37 of Amendment No. 1. See “The TWV market is highly competitive, and SVH may not be successful in competing in this industry.” and subsequent risk factors.

Background of the Business Combination, page 107

17.	We note that your disclosure throughout this section uses the terms “MOBV’s management team” and/or “MOBV” and/or “MOBV Board” etc. when discussing various meetings with other parties as well as MOBV’s internal meeting. Your disclosure in this section should be clear about the persons involved in negotiations or other activities. Please revise this section to remove these general terms and specify which individuals in those bodies were present for a meeting and in decision making.

Response: The Company has revised disclosures on pages 103—108 to address the Staff’s comment.

18.	We note your disclosure on page 112 stating “[o]n March 11, in anticipation of MOBV’s need to compensate the Sponsor for expected extension loans to MOBV, the MOBV Board held a board meeting and agreed to increase the purchase price to be paid by MOBV to acquire SVH by $8,976,130.” Please provide additional information relating to this statement and decision, including but not limited to, the analysis and justification considered, and whether the increase in price paid corresponds to any additional value of SVH than initially contemplated.

Response: The Company has revised disclosures on page 108 to address the Staff’s comment.

19.	We note your disclosure on page 112 that JSA Advocates and Solicitors provided an initial “red flags” report, based on its due diligence findings. Please expand this disclosure to include any material red flags. Also include disclosure regarding how these concerns were resolved or addressed.

Response: The Company has revised disclosures on page 108 to address the Staff’s comment.

20.	As applicable, please revise this section to provide disclosure of the following:

●	whether any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger;
●	any formal or informal commitment to retain the financial advisors after the merger; and
●	any pre-existing relationships between the SPAC’s sponsors, officers or directors, SVH’s officers or directors, or any additional investors.

Response: The Company has revised disclosures on page 104 to address the Staff’s comment.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 6

21.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counterproposals, minimum cash condition, and termination fee. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: SVH and MOBV have updated Amendment No. 1 to provide background information regarding the limited back and forth nature of negotiations regarding transaction structure, consideration, proposals and counterproposals, given both parties’ understanding of current market conditions. There is no minimum cash consideration or termination fee. The Company has revised disclosures on pages 107-109 to address the Staff’s comment.

Following the completion of the IPO, representatives of MOBV engaged in extensive discussions with numerous financial advisors..., page 108

22.	Please revise your disclosure to disclose whether you, at any point, engaged any financial advisors other than Marshall & Stevens, in relation to the business combination between MOBV and SVH including the negotiation process with SVH.

Response: The Company has revised disclosures on page 104 to address the Staff’s comment.

23.	We note your disclosure that the “MOBV Board considered a wide variety of factors in connection with its evaluation of the Business Combination.” Please revise your disclosure to state that all material factors considered, both positive and negative, are disclosed. As to the positive factors, please expand your disclosure to provide insight into and context for how each factor supports the board’s recommendation.

Response: The Company has revised disclosures on pages 108-110 to address the Staff’s comment.

Summary of Marshall & Stevens’ Fairness Opinion, page 114

24.	We note that Marshall & Stevens has provided a fairness opinion relating to this business combination. If applicable, please provide a clear description of any additional services the financial advisor or its affiliates provided in connection with the transaction (such as for any PIPE/private placement transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction. Please quantify the fixed fee that was paid to Marshall & Stevens for the services related to this transaction. Refer to Item 1015 of Regulation M-A.

Response: The Company has revised disclosures on page 110 to address the Staff’s comment.

25.	Please file the fairness opinion as an annex to the proxy statement/prospectus.

Response: MOBV has provided the fairness opinion and included it as Annex G to Amendment No. 1.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 7

Certain Unaudited Projected Financial Information, page 117

26.	We note on page 118 that your future revenue projections are “based on assumptions related to (i) internal estimates of the E2W market growth, which include both price and volume growth, (ii) organic expansion of the retail network through deploying dealers and distributors, as well as the organic growth of the Company’s direct sales, (iii) the launch of new vehicle models, (iv) expansion into foreign markets and (v) cross-selling additional products and services to the Company’s customers.” Please revise to provide greater specificity concerning the material assumptions underlying your projections, including quantifying the assumptions, and to clearly explain how the assumptions relate to the projected information.

Response: SVH has updated the disclosure on page 114 of Amendment No. 1 to provide greater specificity regarding our assumptions.

27.	We note on page 119 that your projected sales revenue for fiscal year ended March 31, 2024, is $39 million. We also note that your projected sales revenue for fiscal year ended March 31, 2026, is $553 million. Considering your historical revenues to date and market competition, please explain why you believe the projected sales revenue information, reflecting a growth rate of over 1,400% between 2024 and 2026 is reasonable. In addition, provide additional disclosure that fully describes the assumptions that underlie the projections and the type of market assumed in developing those assumptions.

Response: SVH has updated page 115 of Amendment No. 1 to explain the expected growth rate and the assumptions that underlie the projections and expected market.

28.	We note on page 119 your disclosure providing the enterprise value for SVH using the discounted cash flow method and the base case projections. Considering other aspects of your growth plans, including but not limited to, the amount of property plant and equipment you will have on your balance sheet, please explain why you believe that your business is one where cash flow can be predicted using a reasonable range.

Response: SVH believes it can predict the cash flow because its assumptions are based on reservations received when the Prana was launched initially, cost of the bill of materials, applications from the dealers to setup dealership network. SVH knows the bill of material and the selling price of competing products. We also have relationship with the banking and financing teams to provide vehicle financing to our customers. That allows us to predict the cash flow within reasonable range.

29.	We note your disclosure that the “projected financial information included in this [registration statement] was prepared by, and is the responsibility of, SVH’s management.” Please revise to provide disclosures of the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how they were used.

Response: SVH has updated page 113 of Amendment No. 1 to disclose the process undertaken to formulate the projections and the parties that participated.

30.	Please provide disclosure of whether the projections provided in the registration statement are in line with your historic operating trends. If not, provide your reasoning as to why the change in trends is appropriate or assumptions are reasonable.

Response: The Company has revised disclosure on page 113 to address the Staff’s comment.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 8

31.	We note on page 120 that “Marshall & Stevens reviewed and analyzed selected historical and projected information about SVH provided by SVH’s management and compared this information to certain financial information of nine publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to SVH”, and then used that information to determine an overall range of enterprise value of SVH. However, we note that some of these comparable companies or their parent entities have existed for a significantly longer time including one for well over 100 years, exports its products to 88 countries, has operations in multiple continents, has partnerships with other prominent automotive companies, etc. We also note your disclosure stating that the “criteria for selecting the Guideline Companies were mainly based on each Guideline Company’s industry and business description.” Please provide additional disclosure whether other relevant factors such as years in existence, operational experience, market capital, market share, etc. of these companies were also taken into account when deeming them to be reasonably comparable to SVH. If the selection criteria did not materially expand beyond being in the same industry and having a similar business description, provide prominent disclosure stating that due to other relevant factors, including but not limited to the ones listed here, these companies may not be materially comparable to SVH and that any estimates or conclusions deriving from considering that these companies are comparable to SVH may be unreliable, inaccurate, or overly optimistic.

Response: The Company has revised disclosures on page 116 to address the Staff’s comment.

32.	We note that the “projections were initially prepared in November 2022 and revised in February and March 2023.” Please disclose whether the projections included in the filing are materially the same as the draft projections.

Response: SVH has updated page 114 of Amendment No. 1 to clarify the projections were materially the same.

33.	We note on page 119 your disclosure providing the enterprise value for SVH as calculated by Marshall & Stevens. In addition to your disclosure regarding the bases for and methods used in arriving at the valuation findings, disclose whether any instructions or limitations were imposed by the SPAC or target company on Marshall & Stevens in relation to this calculation.

Response: The only instructions relayed to Marshall & Stevens were to provide an independent fairness analysis and opinion. No limitations were imposed on Marshall & Stevens by MOBV or SVH. The Company has revised disclosures on page 115 to address the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations, page 127

34.	Please remove the reference to “certain” in the heading of this section and in all references thereto to clarify that the discussion is of the material tax consequences, not merely certain material tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response: SVH has updated Amendment No. 1 to remove the reference to “certain” in the heading of this section and in all references thereto.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 9

35.	We note your disclosure that after the completion of your initial business combination, “members of [y]our management team who remain with [you] may be paid consulting or management fees from the combined company.” If applicable, please disclose whether there have been any discussions relating to the SPAC’s sponsor, its officers and directors, or affiliates continuing to provide their services, enter into service agreements, or to serve as officers or directors of the combined company after the consummation of the business combination.

Response: The Company has revised disclosures on page 150 to address the Staff’s comment.

Results of Operations, page 185

36.	Given your reporting currency is the US Dollar, please revise your filing to explain changes in results of operations and liquidity discussions in US Dollars. Additionally, please add a discussion of the reasons for the changes in your cost of revenue line item.

Response: SVH has reviewed and updated Amendment No. 1 to explain changes in results of operations and liquidity discussions in USD as well as the reasons for changes in cost of revenue.

Liquidity and Capital Resources, page 187

37.	We note your disclosure that you expect your capital expenditures and working capital requirements to increase substantially in the future as you grow your business, develop your customer support and marketing infrastructure and expand your research and development efforts. Please provide an estimate of the capital expenditures that you expect to incur and the expected increase in spending for research and development.

Response: The Company has revised disclosures on page 184 to address the Staff’s comment.

Critical Accounting Policies and Estimates, page 190

38.	We note your disclosure that the Business Combination is accounted for using the acquisition method of accounting, and the excess of the purchase price over the fair value of assets acquired and liabilities assumed is recognized as goodwill. As this term “Business Combination” appears to refer to the pending merger of SVH and MOBV, please ensure your disclosure of the accounting for the transaction is consistent with the pro forma financial statements.

Response: SVH is both the legal and the accounting acquiror in this transaction as each MOBV Share will convert into the right to receive one SVH Share (the “Per Share Consideration”) and MOBV will legally become SVH’s wholly owned subsidiary as a result. As such management evaluated whether MOBV meets the definition of a business under ASC 805-10-55. The Company has revised disclosures on page 187 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 193

39.	Please revise your table to show an interim redemption level, for example, redemptions at a 50% level.

Response: The Company has revised disclosures on page 193 to address the Staff’s comment.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 10

Accounting for the Transaction, page 196

40.	We note the Transaction will be accounted for as an asset acquisition because MOBV does not qualify as a Business per ASC 805-10-55-3A. Since the acquisition is based on a share exchange, and most of the assets of MOBV are marketable securities in the Trust Account, the fair value of the assets is the more evident value. Please tell us in detail the reasons why the transaction is not considered to be one of a recapitalization of MOBV and akin to a reverse merger under ASC 805, given that SVH’s shareholders will have the majority interest in the combined company via their receipt of common stock, that SVH’s current management will remain in place and be the current management of the combined company, SVH will have designated controlling board member interests of the combined company, and that the continuing operations of the combined company will be that of SVH.

Response: Paragraph 805-10-25-1 requires an entity to determine whether a transaction or event is a business combination. A business combination is defined as a transaction or other event in which an acquirer obtains control of one or more businesses.

If an acquisition of an asset or group of assets does not meet the definition of a business under ASC 805-10, the transaction is accounted for as an asset acquisition in accordance with ASC 805-50, unless other GAAP applies (e.g., ASC 845 or ASC 610-20).

Management noted that SVH is both the legal and the accounting acquiror in this transaction as each MOBV Share will convert into the right to receive one SVH Share (the “Per Share Consideration”) and MOBV will legally become SVH’s wholly owned subsidiary as a result. As such management evaluated whether MOBV meets the definition of a business under ASC 805-10-55.

ASC 805 provides a framework for entities to use in evaluating whether an integrated set of assets and activities (collectively a “set”) should be accounted for as an acquisition of a business or a group of assets. It includes an initial screen to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. The framework also specifies the minimum required inputs and processes necessary to be a business.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 197

41.	Please revise the pro forma balance sheet to disclose the number of shares issued and outstanding on a historical and pro forma basis.

Response: The Company has revised disclosures on page 194 to address the Staff’s comment.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022, page 202

42.	Regarding Adjustment B, please revise your filing to provide a more robust discussion regarding the amended terms of the underwriting agreement and whether any compensation was given in order to amend the agreement. Additionally, we note your disclosure indicates that the underwriting fees were reduced, however, the adjustment appears to depict the payment of the full amount of deferred underwriting balance. Please advise or revise.

Response: The Company has revised disclosures on page 198 to address the Staff’s comment.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 11

43.	We note adjustment C relates partially to D&O insurance. Please explain how this adjustment complies with Article 11-02(a)(6) of Regulation S-X. Further, please provide a more detailed description of the transaction related adjustments and disclose whether these adjustments could be variable based on the redemption scenario.

Response: In accordance with Article 11-02(a)(6), the pro forma condensed balance sheet includes the recognition of the D&O insurance payment at the closing of the business combination transaction as a prepayment to be amortized over the six-year anticipated policy life in accordance with U.S GAAP. The pro forma condensed statement of operations recognized amortization of D&O premium as if the transaction closed on April 1, 2022, and recognizing one year of amortization. The premium payment is related to the tail D&O insurance policy to cover officers and directors of the post combined entity for a six-year term.

44.	Refer to Adjustment H. Please more fully explain how you determined the fair value of the Earnout shares including the material assumptions and expand your disclosures related to the Earnout shares to provide an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why. See Rule 11-02(a)(11)(ii) of Regulation S-X. Furthermore, please explain your proposed accounting for such shares. In providing your response, please tell us how you considered the guidance in ASC 718 or ASC 815-40 in arriving at your accounting determination.

Response: The Company has revised disclosure in Adjustment H to address the Staff’s comment.

45.	Regarding Adjustment J, please include a more detailed description of the transaction fees being paid for with shares, including who the shares are expected to be issued to, how the value of the shares was determined and whether the value or number of shares issued could change.

Response: The Company has revised disclosure in Adjustment J to address the Staff’s comment.

Note 6. Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended March 31, 202, page 202

46.	Please revise your disclosure to footnote EE to discuss the appropriate nature of the adjustment. In this regard, it appears the adjustment is to recognize the expense related to the Earn Out liability, however the disclosure in footnote EE references the elimination of interest income from the investments in the Trust Account. Please revise accordingly.

Response: The Company has revised disclosure in footnote EE to address the Staff’s comment.

Conflicts of Interest, page 209

47.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. In order to prominently disclose material conflicts of interest, provide in a list or table format, information summarizing the entities to which your officers and directors currently have fiduciary duties or contractual obligations that may present a conflict of interest.

Response: The Company has revised disclosure on page 205 to address the Staff’s comment.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 12

48.	Please revise your disclosure to clearly state whether your charter waived the corporate opportunities doctrine. If waived, explicitly state that and address this as a (i) potential conflict of interest and (ii) whether it impacted your search for an acquisition target.

Response: The Company has revised disclosure on page 205 to address the Staff’s comment.

Private Placement Units, page 209

49.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company has revised disclosure on page 204 to address the Staff’s comment.

Services Arrangements, page 209

50.	We note that on August 3, 2022, MOBV entered into an administrative services agreement with Sponsor, for up to 9 months, subject to extension to 18 months for such administrative services. Please disclose whether this agreement will be extended to continue after the consummation of the business combination and whether its continuation is contingent on the consummation of the business agreement.

Response: The Company has revised disclosure on page 207 to address the Staff’s comment.

Mobiv Acquisition Corp Audited Financial Statements

Notes to the Audited Financial Statements

Note 7. Shareholders’ Deficit, page F-15

51.	We note that your disclosure in Note 7 includes a description of the public and private warrants issued during the IPO which do not appear to be recorded as liabilities on the audited balance sheet of Mobiv Acquisition Corp. We also note your disclosure on page 79 that “MOBV’s management evaluated the terms of the warrant agreement entered into in connection with the MOBV IPO and concluded that the warrants include provisions that, based on the SEC Warrant Accounting Statement, preclude the warrants from being classified as components of equity. As a result, MOBV has classified the warrants as liabilities.” Please explain to us how you determined the accounting for your warrants and why they do not appear to be recorded as liabilities on your December 31, 2022 balance sheet.

Response: MOBV has removed the reference to warrant liabilities, which previously on page 79 of the Registration Statements. Warrants are correctly disclosed and classified in the footnotes of MOBV’s financial statements. The Company acknowledges the Staff’s Comment and sets forth the following analysis:

● Step 1 (Is the warrant a freestanding instrument?) - The Warrants will be issued collectively with the Units issued in the Initial Public Offering. Each Unit will consist of one share of common stock and one warrant, with each whole warrant entitling the holder to purchase one share of common stock at a price of $11.50 per share. The Warrants will be publicly traded under a separate ticker from the Company’s shares of common stock and therefore, are considered legally detachable and separable. As such, the Warrants are considered to be freestanding instruments, as they are legally detachable from the Unit and the common stock and are separately exercisable.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 13

● Step 2 (Are the warrants within the scope of ASC 480?) – The warrants do not meet the criteria set forth in ASC 480-10-25 for liability classification and therefore are not within the scope of ASC 480. Specifically:

◌ The warrants are not mandatorily redeemable (per section 6 of the Warrant Agreement);

◌ The warrants represent an obligation to issue common stock of the Company. They do not represent an obligation of the Company to purchase its own equity shares; and

◌ The warrants obligate the Company to issue a fixed number of shares of common stock at the exercise price. Per section 4 of the Warrant Agreement, the adjustment provisions for Split-Ups; Extraordinary Dividends; Aggregation of Shares, and the related Adjustments in Exercise Price may potentially result in a variable number of shares to be issued but as these adjustments are intended to maintain the economic value of the warrants after such significant events, the provisions do not result in the warrants being within the scope of ASC 480. The adjustments in the down round provision also do not result in the warrants being within the scope of ASC 480.

● Step 3 (Does the warrant meet the definition of a derivative?) - The warrants contain an underlying (price of the Company’s common stock), a notional (the number of common shares covered by the warrants), require no initial net investment, and can be net share settled. Therefore, the warrant meets the definition of a derivative under ASC 815-10-15.

● Step 4 (Evaluate contingent exercise provision) – Section 3.3.5 of the proposed Warrant Agreement (Maximum Percentage) contains an exercise contingency. Additionally, the Company’s call option in Section 6.1 (Redemption) is considered an exercise contingency. The Company’s call option in Section 6.1 is a mechanism to incentivize exercise of the Warrants, as they only become redeemable when the Warrants are deeply in the money and the share price has exceeded $18 over a defined period. At any point when the warrants are exercisable at or above this $18 threshold it is probable the holder will exercise and any redemption by the Company will not need to be utilized. Hence, an exercise contingency would occur because the transaction would be measured solely by reference to the Company’s operations, and therefore would not preclude the Warrant from being indexed to the Company’s stock.

● Step 5 (Evaluate whether each settlement provision is consistent with a fixed-for-fixed equity instrument) –

◌ The warrant holders can purchase the common stock up to a fixed number at a fixed exercise price ($11.50 per share), subject to adjustment hereunder. According to ASC 815-40-15-7C, the primary settlement provision itself met the definition of “Fixed-for-Fixed” rule; and

◌ The Company analyzed the adjustments per section 4 of the Warrant Agreement under ASC 815-40-55-42 and noted that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. As a result, these sections do not preclude the warrants from being considered indexed to the Company’s own stock.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 14

● Step 6 (Does the warrant meet the requirement for equity classification?) –

◌ When the warrant is exercised, the warrant holder shall deliver the aggregate exercise price to the Company, and the Company shall cause the underlying common stock to be transmitted to the warrant holder. Therefore, it requires physical settlement.

◌ For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met):

■ Settlement is permitted in unregistered shares, see section 7.4 of the warrant agreement.

■ The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. See 7.3 of the Warrant Agreement.

■ The contract contains an explicit share limit as the maximum number of warrants that the holders can be exercised is stated in the contact.

■ Section 3.3.2 of the Warrant Agreement explicitly states that under no circumstance should cash payment be required.

■ In addition, the warrant agreement has no clause would require cash-settled top-off or make shole provisions.

■ Section 7.1 of the Warrant Agreement indicates that the warrant holders do not have any of the rights of a stockholder and therefore, do not have rights that rank higher than that of a stockholder.

■ No collateral required to settle the outstanding warrants.

The Company accounts for its warrants issued in accordance with ASC 480 & 815. Based on this guidance and the analysis as discussed above, the Company determined that the Company’s warrants meet the criteria for classification as equity. Accordingly, the Company classified the warrants as additional paid in capital and are not required to be classified as liability and mark it to market at each reporting period.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 15

Srivaru Holding Limited Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-19

52.	We note that the first paragraph in your auditors’ report refers to the consolidated statements of operations and comprehensive loss, stockholders’ equity and consolidated cash flows for the period ended March 31, 2022. Please tell us and revise to clarify if this is the year ended March 31, 2022 or a period less than your fiscal year.

Response: Srivaru Holding Limited was incorporated on June 16, 2021. As a result, the financial statements for the period ended March 31, 2022 are for less than a full year. This is why the auditor’s report states it is for the period ended March 31, 2022, and not the year ended March 31, 2022. The audited financial statements for the year ended March 31, 2023 cover a full fiscal year.

Condensed Consolidated Statement of Stockholders’ Equity, page F-22

53.	We note that your statement of stockholders’ equity begins with June 16, 2021. Please explain to us and revise the notes to the financial statements to disclose why you begin the statement with that date, rather than April 1, 2021.

Response: Srivaru Holding Limited was incorporated on June 16, 2021. As a result, the financial statements for the period ended March 31, 2022 are for less than a full year. This is why the statement starts with June 16, 2021. The audited financial statements for the year ended March 31, 2023, starts with April 1, 2022.

Condensed Consolidated Statements of Cash Flows, page F-22

54.	We note that you have included an unaudited statement of cash flows for the period ended December 31, 2022. Please revise to include an audited statement of cash flows for the year ended March 31, 2022.

Response: SVH has updated Amendment No. 1 to include updated audited financial statements, including audited statements of cash flow for the years ended March 31, 2022 and 2023.

Srivaru Holding Limited

Notes to the Consolidated Financial Statements, page F-24

55.	We have the following comments on the footnotes to your financial statements:

●	When you amend your filing to include updated financial statements please ensure the date of the footnotes and the information contained therein corresponds with the audited financial statements;
●	Please include a policy discussion regarding your accounting treatment of SVM. We note disclosures throughout the filing that SVM is a wholly owned subsidiary of SVH and we also not there are non-controlling shareholders of SVM. Please clarify, and;
●	To the extent that there is debt guaranteed by SVM, please tell us your consideration of the disclosure requirements of Rule 3-10 of Regulation S-X.

Response: SVH has updated Amendment No. 1 to include updates responsive to these comments in the audited financial statements for the year ended March 31, 2023.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 16

General

56.	The disclosures in your registration statement relating to the Marshall & Stevens, your financial advisor, and the fairness opinion render Marshall & Stevens an expert within the meaning of Securities Act Section 7. As a result, the advisor must file a consent to be named in the registration statement pursuant to Securities Act Section 7(a) and Rule 436. Please file the consent as an exhibit to the registration statement.

Response: We have included the consent of Marshall & Stevens as Exhibit 1 to Amendment No. 1. In giving their consent, Marshall & Stevens does not admit, and we do not contend, that Marshall & Stevens comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor does Marshall & Stevens admit that they are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission. In short, the Company is not holding out Marshall & Stevens out as an expert within Securities Act of 1933 as amended, or any regulations of Securities and Exchange Commission.

57.	We note on page 7 of the registration statement that you designate the term “Company” as a frequently used term to refer to SRIVARU Motors Private Limited. However, we also note that on pages 144,147, and other parts of the registration statement, you use the same term “Company” to refer to different entities. In order to provide clear disclosure to investors, please revise your registration statement so that your usage of terms is consistent throughout the registration statement.

Response: SVH has reviewed and updated Amendment No. 1 to ensure consistent usage of defined terms throughout.

58.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company has revised disclosure on pages 75-76 and 143 to address the Staff’s comment.

*         *         *

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Dias and Ms. Purnell
Securities and Exchange Commission
May 25, 2023
Page 17

We hope that the foregoing has been helpful to the Staff’s understanding of SVH’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Ltd)

Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.